Fire from Ice, Inc.
2533 N. CARSON STREET
CARSON CITY, NEVADA 89706
PH: 775-473-9904
FAX: 775-473-9934

December 15, 2010

United States
Security and Exchange Commission
Attn: Mr. Raj Rajan, By Fax To: 704-237-3929
Senior Staff Accountant
 Washington, DC 20549

Dear Mr. Rajan:

We are in receipt of your October 28th and December 3rd correspondence regarding our October 31, 2009, Form 10-K.

We respectfully request an extended period to respond, up until December 22, 2010, because we are awaiting the receipt of pertinent response data from a third party.

Sincerely yours,

/s/ Robert Smith
Robert Smith
Corporate Secretary